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                                                                Exhibit 99.8(d)2

                AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
                             INCOME AND EQUITY FUND

     This AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (this "Agreement"), effective this 31st day of December, 2003, amends and restates the Expense Limitation Agreement dated November 17, 1997, as amended and restated March 29, 2002, by and between Pacific Global Fund, Inc., a Maryland corporation doing business as Pacific Advisors Fund Inc. (the "Corporation"), on behalf of the Income and Equity Fund (the "Fund"), Pacific Global Investment Management Company (the "Investment Manager"), and Bache Capital Management, Inc. (the "Co-Manager" and each a "Manager").

                              W I T N E S S E T H:

     WHEREAS, the Corporation on behalf of the Fund, and the Investment Manager entered into an Investment Management Agreement dated October 16, 1992 (the "Management Agreement"), pursuant to which the Investment Manager has rendered and will render investment management and advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

     WHEREAS, the Corporation, on behalf of the Fund, and the Managers have entered into a Co-Management Agreement, dated as of November 10, 2000 (the "Co-Management Agreement"), pursuant to which the Managers will render investment management and advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

     WHEREAS, the Corporation and the Managers determined that it was and is appropriate and in the best interests of the Fund and its shareholders during the Fund's start-up phase to maintain the Fund's expenses at a level below the level to which the Fund would normally be subject; and

     WHEREAS, during the period from October 16, 1992, through December 31, 2002, the Investment Manager waived fees and reimbursed the Fund for Fund Operating Expenses (as defined in Section 1 below) pursuant to the Expense Limitation Agreement, as amended from time to time, most recently as of March 29, 2002; and

     WHEREAS, during the period from November 10, 2000, through December 31, 2002, the Co-Manager waived fees pursuant to the Expense Limitation Agreement, as amended from time to time, most recently as of March 29, 2002; and

     WHEREAS, the Expense Limitation Agreement, as amended from time to time, provided that the Investment Manager and the Co-Manager may recoup some or all of the management fees previously waived and Fund Operating Expenses previously reimbursed, subject to specified conditions; and

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     WHEREAS, the Corporation and the Investment Manager have deemed it appropriate to amend and restate the Expense Limitation Agreement, as set forth below:

     NOW THEREFORE, the parties hereto agree as follows:

     1.   EXPENSE LIMITATION.

          1.1 APPLICABLE EXPENSE LIMIT. For each Class of the Fund, to the extent that Class Operating Expenses in any fiscal year exceed the applicable Class Operating Expense Limit, the Managers shall be liable for the portion of such excess amount as does not exceed the amount of the investment advisory fees for such year ("Class Excess Amount"). As used herein, "Class Operating Expenses" shall mean the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Manager and the Co-Manager (but excluding interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business), attributable to such Class in accordance with the Corporation's Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act, as such Plan is in effect from time to time (the "Multi-Class Plan"). Any waiver of investment management fees hereunder shall be allocated between the Investment Manager and the Co-Manager pro rata based on the applicable investment management fee rate.

          1.2 CLASS OPERATING EXPENSE LIMIT. The Class Operating Expense Limit in any fiscal year for the Fund's Class A shares shall be 1.85% of the average daily net assets of the Fund attributable to Class A shares. The Class Operating Expense Limit in any fiscal year for the Fund's Class C shares shall be 2.60% of the average daily net assets attributable to Class C shares.

          1.3   METHOD OF COMPUTATION.

                1.3.1 DAILY COMPUTATION. The Investment Manager shall determine on each business day whether the aggregate fiscal year-to-date Class Operating Expenses exceed the applicable Class Operating Expense Limit, as such Class Operating Expense Limit has been pro-rated to the date of such determination (the "Pro-Rated Class Operating Expense Limit"). If, on any business day, the aggregate fiscal year-to-date Class Operating Expenses do not equal the Pro-Rated Class Operating Expense Limit, the amount of such difference shall be netted against the total year-to-date Class Excess Amount, determined as of the end of the previous business day, and the difference shall be accrued for that day as a Daily Difference (which may be positive or negative as appropriate), provided that after such accrual the total year-to-date Class Excess Amount may not exceed the year-to-date investment advisory fees accrued by the Managers with respect to that Class. A positive Daily Difference will accrue if the aggregate fiscal year-to-date Class Operating Expenses exceed the Pro-Rated Class Operating Expense Limit, and a negative Daily Difference will accrue if the aggregate fiscal year-to-date Class Operating Expenses are less than the Pro-Rated Class Operating Expense Limit.

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                1.3.2   MONTHLY CALCULATION OF FEE WAIVER. At the end of each
month, the accruals made in such month pursuant to Section 1.3.1 above shall be netted for each Class. If the total positive Daily Differences for such month exceed the negative Daily Differences, the Managers pro rata shall waive their respective investment advisory fees for the month with respect to such Class in an amount equal to the net Daily Differences; if the total negative Daily Differences for such month exceed the total positive Daily Differences, the Managers shall not be required to waive their investment advisory fees for the month; and further, the Managers shall not be obligated to waive fees at the end of any month, to the extent that such waiver would cause the Manager's total respective fiscal year-to-date fee waivers to exceed the then-current difference between the aggregate fiscal year-to-date Class Operating Expenses and the applicable year-to-date Class Operating Expense Limit. Any such waiver shall be allocated among the Classes of the Fund in accordance with the terms of the Fund's Multiple Class Plan Pursuant to Rule 18f-3 under the 1940 Act.

          1.4. YEAR-END ADJUSTMENT. Each year, if necessary, within 30 days after the completion of the audit of the Corporation's financial statements for such fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment management fees waived or reduced with respect to each Class with respect to such fiscal year shall equal the applicable Class Excess Amount.

          1.5 LIMITATION OF CO-MANAGER'S LIABILITY. In any fiscal year, the Co-Manager's total liability for fee waivers hereunder shall not exceed the investment management fee to which it would have been entitled under the Co-Management Agreement in the absence of this Agreement. The Co-Manager's obligations hereunder are several and not joint.

     2. TERM AND TERMINATION OF AGREEMENT. This Agreement shall continue in effect for a period of one year from the date of its execution and from year to year thereafter provided such continuance is specifically approved by a majority of the Directors of the Corporation who (i) are not "interested persons" of the Corporation or any other party to this Agreement, as defined in the Act, and
(ii) have no direct or indirect financial interest in the operation of this Agreement ("Non-Interested Directors"). Nevertheless, this Agreement may be terminated by any party hereto, without payment of any penalty, upon 90 days' prior written notice to the other parties at their principal place of business; provided that, in the case of termination by the Fund, such action shall be authorized by resolution of a majority of the Non-Interested Directors of the Corporation or a vote of a majority of the outstanding voting securities of the Fund.

     3.   MISCELLANEOUS.

          3.1. PREVIOUSLY WAIVED FEES AND REIMBURSEMENTS BY THE MANAGERS. The provisions of this Agreement providing in certain circumstances for repayment to the Managers of fees previously waived and expenses previously reimbursed hereunder, as set forth in former Section 2 of this Agreement, hereby are terminated. Any fees previously waived or expenses reimbursed to the Fund by the

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Managers prior to the effective date of this Agreement are permanently waived by the Managers.

          3.2. NOTICES. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Investment Manager, to Pacific Global Investment Management Company, 206 North Jackson Street, Suite 301, Glendale, CA 91206, (b) if to the Co-Manager, to Bache Capital Management, Inc., 206 North Jackson Street, Suite 301, Glendale, CA 91206; and (c) if to the Corporation, at the foregoing office of the Investment Manager.

          3.3. CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

          3.4. INTERPRETATION. Nothing herein contained shall be deemed to require the Fund or the Corporation to take any action contrary to its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Corporation or the Fund.

          3.5 DEFINITIONS. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement, shall have the same meaning as and be resolved by reference to such Agreement.

          3.6 GOVERNING LAW. Except insofar as the 1940 Act or other federal laws or regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Maryland.

          3.7 EFFECTIVE DATES. The provisions of Section 1 of this Agreement shall become effective on February 15, 2004, and prior to that date, any fee waiver or expense reimbursements shall be determined and paid in accordance with
Section 1 of the Expense Limitation Agreement with respect to the Fund, dated November 17, 1997, as amended and restated March 29, 2002, without regard to
Section 2 thereof. The remaining provisions of this Agreement, including Section 3.1, shall be effective beginning on December 31, 2003.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ATTEST:                                         PACIFIC GLOBAL FUND, INC.
                                                d/b/a PACIFIC ADVISORS FUND INC.
                                                ON BEHALF OF THE
                                                INCOME AND EQUITY FUND

By: /s/ Catherine L. Henning                    By: /s/ Barbara A. Kelley

ATTEST:                                         PACIFIC GLOBAL INVESTMENT
                                                MANAGEMENT COMPANY


By: /s/ William C. Sileo                        By: /s/ George A. Henning

ATTEST:                                         BACHE CAPITAL MANAGEMENT, INC.


By: /s/ Araceli Olea                            By: /s/ Stephen K. Bache

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